Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Gold and Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	March 31,	December 31,
As at	2023	2022
Assets
Current assets
Cash and cash equivalents	$3,393	$1,964
Trade and other receivables (Note 5)	9,656	11,552
Inventories (Note 6)	9,727	8,835
Prepaid expenses	2,529	3,030
	$25,305	$25,381
Non-current assets
Restricted cash	4,190	4,139
Property, plant and equipment (Note 7)	162,497	161,299
Total assets	$191,992	$190,819

Liabilities
Current liabilities
Trade and other payables	$27,711	$27,060
Metals contract liability (Note 8)	12,236	11,324
Derivative instruments (Note 9)	868	991
Shares pending issuance from retraction (Note 9)	502	-
Pre-payment facility (Note 10)	2,250	-
Promissory note (Note 11)	1,250	2,500
Government loan	222	222
	45,039	42,097
Non-current liabilities
Other long-term liabilities	1,765	1,815
Metals contract liability (Note 8)	21,887	19,665
RoyCap convertible debenture (Note 9)	9,852	9,621
Promissory note (Note 11)	1,250	-
Post-employment benefit obligations	7,487	6,969
Decommissioning provision	12,407	11,715
Deferred tax liabilities (Note 18)	371	348
Total liabilities	100,058	92,230

Equity
Share capital (Note 12)	451,692	449,374
Equity reserve	51,710	50,905
Foreign currency translation reserve	9,652	9,797
Deficit	(438,841)	(428,849)
Attributable to shareholders of the Company	74,213	81,227
Non-controlling interests (Note 14)	17,721	17,362
Total equity	$91,934	$98,589

Total liabilities and equity	$191,992	$190,819

Going concern (Note 2), Contingencies (Note 21), Subsequent events (Note 22)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of income (loss) and comprehensive income (loss)
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended
	March 31,	March 31,
	2023	2022

Revenue (Note 15)	$22,093	$26,436

Cost of sales (Note 16)	(17,784)	(16,619)
Depletion and amortization (Note 7)	(5,117)	(5,760)
Care and maintenance costs	(1,136)	(1,323)
Corporate general and administrative (Note 17)	(2,351)	(2,649)
Exploration costs	(655)	(1,086)
Accretion on decommissioning provision	(141)	(84)
Interest and financing expense	(2,330)	(1,027)
Foreign exchange gain (loss)	(451)	710
Loss on metals contract liability (Note 8)	(2,554)	(2,752)
Other gain on derivatives (Note 9)	92	22
Gain on government loan forgiveness	-	4,277
Income (loss) before income taxes	(10,334)	145
Income tax expense (Note 18)	(190)	(441)
Net loss	$(10,524)	$(296)

Attributable to:
Shareholders of the Company	$(9,738)	$(1,412)
Non-controlling interests (Note 14)	(786)	1,116
Net loss	$(10,524)	$(296)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$(424)	$2,998
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(145)	145
Other comprehensive income (loss)	(569)	3,143
Comprehensive income (loss)	$(11,093)	$2,847

Attributable to:
Shareholders of the Company	$(10,137)	$532
Non-controlling interests (Note 14)	(956)	2,315
Comprehensive income (loss)	$(11,093)	$2,847

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.05)	(0.01)

Weighted average number of common shares
outstanding
Basic and diluted (Note 13)	206,204,961	172,903,384

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of changes in equity
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2023	204,456	$449,374	$50,905	$9,797	$(428,849)	$81,227	$17,362	$98,589
Net loss for the period	-	-	-	-	(9,738)	(9,738)	(786)	(10,524)
Other comprehensive loss for the period	-	-	-	(145)	(254)	(399)	(170)	(569)
Contribution from non-controlling interests	-	-	-	-	-	-	1,315	1,315
At-the-market offering	4,548	2,318	-	-	-	2,318	-	2,318
Retraction of RoyCap convertible debenture	-	-	(66)	-	-	(66)	-	(66)
Share-based payments	-	-	871	-	-	871	-	871
Balance at March 31, 2023	209,004	$451,692	$51,710	$9,652	$(438,841)	$74,213	$17,721	$91,934

Balance at January 1, 2022	165,145	$423,098	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835
Net income (loss) for the period	-	-	-	-	(1,412)	(1,412)	1,116	(296)
Other comprehensive income for the period	-	-	-	145	1,799	1,944	1,199	3,143
Contribution from non-controlling interests	-	-	-	-	-	-	974	974
At-the-market offering	12,213	10,184	-	-	-	10,184	-	10,184
Sandstorm private placement	2,120	2,476	-	-	-	2,476	-	2,476
Retraction of RoyCap convertible debenture	1,065	932	(191)	-	-	741	-	741
Share-based payments	-	-	1,054	-	-	1,054	-	1,054
Balance at March 31, 2022	180,543	$436,690	$51,951	$6,978	$(387,562)	$108,057	$14,054	$122,111

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Condensed interim consolidated statements of cash flows
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unaudited)

	March 31,	March 31,
	2023	2022
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(10,524)	$(296)
Adjustments for the following items:
Depletion and amortization	5,117	5,760
Income tax expense	190	441
Accretion and decommissioning costs	141	84
Share-based payments	871	1,054
Provision on other long-term liabilities	33	14
Interest and financing expense	1,202	684
Net charges on post-employment benefit obligations	94	217
Inventory write-downs	322	38
Loss on metals contract liability	2,554	2,752
Other gain on derivatives	(92)	(22)
Gain on government loan forgiveness	-	(4,277)
Changes in non-cash working capital items:
Trade and other receivables	1,896	(3,202)
Inventories	(1,675)	346
Prepaid expenses	501	258
Trade and other payables	1,030	(5,674)
Net cash generated from (used in) operating activities	1,660	(1,823)

Investing activities
Expenditures on property, plant and equipment	(5,764)	(3,480)
Net cash used in investing activities	(5,764)	(3,480)

Financing activities
Glencore pre-payment facility	-
Pre-payment facilities	2,250	(1,451)
Lease payments	(629)	(841)
At-the-market offerings	2,318	10,184
Sandstorm private placement	-	2,476
Metals contract liability	389	(1,980)
Contribution from non-controlling interests	1,315	974
Net cash generated from financing activities	5,643	9,362

Effect of foreign exchange rate changes on cash	(110)	185
Increase in cash and cash equivalents	1,429	4,244
Cash and cash equivalents, beginning of period	1,964	2,900
Cash and cash equivalents, end of period	$3,393	$7,144

Cash and cash equivalents consist of:
Cash	$3,393	$7,144

Interest paid during the period	$475	$492

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2023 were approved and authorized for issue by the Board of Directors of the Company on May 15, 2023.

2.  Basis of presentation and going concern

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2022, and further updated in Note 3 of these financial statements, and have been consistently applied in the preparation of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $19.7 million, including cash and cash equivalents of $3.4 million as at March 31, 2023. During the three-month period ended March 31, 2023, the Company reported a net loss of $10.5 million, including a decrease in revenue of $4.3 million and an increase in cost of sales of $1.2 million compared to the three-month period ended March 31, 2022, plus interest and financing expense of $2.3 million and a loss on metals contract liability $2.6 million. At March 31, 2023, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Cash flow during the quarter was impacted by a 17-day maintenance shutdown of the Cosalá Operations, ongoing capital costs for the Galena hoist project, and lower U.S. dollar to Mexican peso exchange rate, in addition to fluctuations in commodity prices compared to the prior quarter ended March 31, 2022 and inflationary pressures on certain operating and capital costs.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to year-to-date 2023, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

These unaudited condensed interim consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

3.  Changes in accounting policies and recent accounting pronouncements

The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

4.  Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022, in addition to the significant judgments mentioned in Note 2.

5.  Trade and other receivables

	March 31,	December 31,
	2023	2022

Trade receivables	$5,882	$5,624
Value added taxes receivable	208	-
Other receivables	3,566	5,928
	$9,656	$11,552

Value added taxes was in a net payable position of $0.2 million as at December 31, 2022 and was reclassified to trade and other payables for presentation purposes.

Other receivables include $1.8 million (December 31, 2022: $5.3 million) in refundable tax credits from the Galena Complex through the Employee Retention Credit under the U.S. CARES Act collected in April 2023.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

6.  Inventories

	March 31,	December 31,
	2023	2022

Concentrates	$1,912	$1,694
Finished goods	123	368
In-circuit work in progress	329	205
Ore stockpiles	1,571	898
Spare parts and supplies	5,792	5,670
	$9,727	$8,835

The amount of inventories recognized in cost of sales was $17.8 million during the three-month period ended March 31, 2023 (2022: $16.6 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $0.3 million, and spare parts and supplies write-down to net realizable value of nil (2022: $0.1 million and nil, respectively).

7.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2022	$208,266	$12,469	$110,273	$11,373	$240	$342,621
Asset additions	9,302	-	10,304	720	(4)	20,322
Change in decommissioning provision	(2,156)	-	-	-	-	(2,156)
Balance at December 31, 2022	215,412	12,469	120,577	12,093	236	360,787
Asset additions	2,328	-	3,436	-	-	5,764
Change in decommissioning provision	551	-	-	-	-	551
Balance at March 31, 2023	$218,291	$12,469	$124,013	$12,093	$236	$367,102

Accumulated depreciation
and depletion
Balance at January 1, 2022	$(101,091)	$-	$(57,755)	$(5,732)	$(130)	$(164,708)
Depreciation/depletion for the year	(9,918)	-	(10,077)	(1,306)	(39)	(21,340)
Impairment for the year	(3,539)	-	(9,901)	-	-	(13,440)
Balance at December 31, 2022	(114,548)	-	(77,733)	(7,038)	(169)	(199,488)
Depreciation/depletion for the period	(2,796)	-	(1,980)	(332)	(9)	(5,117)
Balance at March 31, 2023	$(117,344)	$-	$(79,713)	$(7,370)	$(178)	$(204,605)

Carrying value
at December 31, 2022	$100,864	$12,469	$42,844	$5,055	$67	$161,299
at March 31, 2023	$100,947	$12,469	$44,300	$4,723	$58	$162,497

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the three-month period ended March 31, 2023 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $22.6 million, $11.7 million, and $2.7 million, respectively, as at March 31, 2023 (December 31, 2022: $22.5 million, $12.4 million, and $3.0 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at March 31, 2023, the carrying amount of this property was $12.5 million included in non-producing properties.

8.  Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Purchase Agreement consisted of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at March 31, 2023, the fair value of the repurchase option was nil.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and expected to recognize the amounts in revenue as performance obligations to metals delivery were satisfied over the term of the metals delivery and purchase agreements.

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expected that metal deliveries to Sandstorm may no longer be satisfied through internal gold production alone. The fair value of the metals contract liability was determined using forward commodity pricing curves at the end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A $2.6 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the three-month period ended March 31, 2023 (2022: $2.8 million loss).

On February 26, 2023, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 12-month period from November 2025 to October 2026. The first calendar quarter advance of $2.75 million was drawn in March 2023 with further draws expected for subsequent quarters during fiscal 2023 as allowed under the amendment.

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

	Three-month	Year
	period ended	ended
	March 31,	December 31,
	2023	2022

Net metals contract liability, beginning of period	$30,989	$40,905
Advance increase (net of financing expense)	3,372	-
Delivery of metals produced	(461)	(3,278)
Delivery of metals purchased	(2,361)	(7,436)
Revaluation of metals contract liability	2,584	798
Net metals contract liability, end of period	$34,123	$30,989

Current portion	$12,236	$11,324
Non-current portion	21,887	19,665
	$34,123	$30,989

9.  RoyCap convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “RoyCap Convertible Debenture”) to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The RoyCap Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at RoyCap’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at RoyCap’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On inception, the RoyCap Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

On November 12, 2021, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal of $18.8 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the RoyCap Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 20, 2022, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $7.0 million CAD to a total outstanding principal of $25.8 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of $1.48 CAD to $1.00 CAD, and the terms to its Retraction Option retractable at a cumulative $0.45 million CAD per month to a cumulative $0.5 million CAD per month with a beginning cumulated retraction balance of $1.5 million CAD. All other material terms of the RoyCap Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

During the three-month period ended March 31, 2023, the principal amount of the RoyCap Convertible Debenture was reduced by $0.6 million CAD through partial exercises of the Retraction Option by RoyCap settled through issuance of 1,060,661 of the Company’s common shares in April 2023 (year ended December 31, 2022: $7.2 million CAD settled through issuance of 11,240,839 common shares).

The Company recognized a gain of $0.1 million for the three-month period ended March 31 2023 (2022: gain of $0.1 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

10.  Pre-payment facility

On December 12, 2022, the Company amended its existing offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full in February 2023.

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

11.  Promissory note

On December 15, 2020, the Company issued a $5 million promissory note (the “Promissory Note”) to Sandstorm due March 15, 2023 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity. Repayment of principal on the Promissory Note began in June 2022 where $2.5 million was paid during the year ended December 31, 2022. On March 31, 2023, the Company amended the Promissory Note with the remaining principal of $2.5 million be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum.

12.  Share capital

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. The May 2021 ATM Agreement expired on February 28, 2023 and the Company has received aggregate gross proceeds of $44.4 million through issuance of 44,085,122 common shares, with approximately $1.7 million in transaction costs incurred and offset against share capital.

During fiscal 2022, the Company closed quarterly non-brokered private placements with Sandstorm for total gross proceeds of $9.9 million through total issuance of 15,200,000 of the Company’s common shares priced at approximately $0.85 CAD per share.

a.   Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	March 31,	December 31,
	2023	2022

Issued
209,004,009 (2022: 204,455,721) common shares	$451,692	$449,374
Nil (2022: Nil) preferred shares	-	-
	$451,692	$449,374

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

Page | 10

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

		Three-month		Year
		period ended		ended
		March 31,		December 31,
		2023		2022
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	12,367	$2.40	12,579	$2.81
Granted	4,275	0.90	3,750	1.20
Expired	(372)	3.10	(3,962)	2.56
Balance, end of period	16,270	$1.99	12,367	$2.40

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2023:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	2.77	4,575	$0.89	1,525	$0.89
$1.01 to $2.00	1.61	6,785	1.47	4,523	1.47
$3.01 to $4.00	1.13	4,910	3.74	4,910	3.74
		16,270	$1.99	10,958	$2.40

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2023 was $0.32 (2022: $0.44).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2023	2022

Expected stock price volatility (1)	68%	68%
Risk free interest rate	3.48%	1.64%
Expected life	3 years	3 years
Expected forfeiture rate	3.85%	3.48%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and
administrative expenses	806	993
Total share-based payments	$806	$993

Page | 11

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at March 31, 2023 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
200,793	0.94	Nov 2021	Nov 22, 2023
1,275,792

e.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at March 31, 2023, 1,589,857 (December 31, 2022: 1,409,069) deferred share units are issued and outstanding.

13.  Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2023	2022

Basic weighted average number of shares	206,204,961	172,903,384
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	206,204,961	172,903,384

Diluted weighted average number of common shares for the three-month period ended March 31, 2023 excludes nil anti-dilutive preferred shares (2022: nil), 16,270,000 anti-dilutive stock options (2022: 14,930,623) and 1,275,792 anti-dilutive warrants (2022: 4,218,822).

14.  Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. The initial obligations of both Sprott and the Company have been met under the agreement. After the first year, contributions reverted to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

15.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month periods ended March 31, 2023 and 2022:

Page | 12

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	March 31,	March 31,
	2023	2022

Silver
Sales revenue	$14,406	$10,279
Derivative pricing adjustments	257	769
	14,663	11,048
Zinc
Sales revenue	$9,955	$15,600
Derivative pricing adjustments	(44)	1,648.00
	9,911	17,248
Lead
Sales revenue	$6,997	$8,666
Derivative pricing adjustments	(121)	76
	6,876	8,742
Other by-products
Sales revenue	$322	$189
Derivative pricing adjustments	36	82
	358	271

Total sales revenue	$31,680	$34,734
Total derivative pricing adjustments	128	2,575
Gross revenue	$31,808	$37,309
Treatment and selling costs	(9,715)	(10,873)
	$22,093	$26,436

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 19).

16.  Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month periods ended March 31, 2023 and 2022:

	March 31,	March 31,
	2023	2022

Salaries and employee benefits	$8,405	$6,825
Contract services on site	3	3
Raw materials and consumables	8,159	6,276
Utilities	1,061	1,002
Other costs	1,509	2,129
Changes in inventories	(1,675)	346
Inventory write-downs	322	38
	$17,784	$16,619

17.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month periods ended March 31, 2023 and 2022:

Page | 13

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	March 31,	March 31,
	2023	2022

Salaries and employee benefits	$549	$554
Directors’ fees	86	97
Share-based payments	806	993
Professional fees	340	606
Office and general	570	399
	$2,351	$2,649

18.  Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended March 31, 2023 was 26.5% and for the year ended December 31, 2022 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	March 31,	December 31,
	2023	2022

Property, plant and equipment	$808	$815
Other	380	333
Total deferred tax liabilities	1,188	1,148
Provisions and reserves	(817)	(800)
Net deferred tax liabilities	$371	$348

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

19.  Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of March 31, 2023, the Company’s exposure to credit risk with respect to trade receivables amounts to $5.9 million (December 31, 2022: $5.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at March 31, 2023 and December 31, 2022.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

Page | 14

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	March 31, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$27,711	$27,711	$-	$-	$-
Pre-payment facility	2,250	2,250	-	-	-
Promissory note	2,500	1,250	1,250	-	-
Interest on promissory note	184	147	37	-	-
RoyCap convertible debenture	12,636	-	12,636	-	-
Interest on RoyCap convertible debenture	1,302	1,204	98	-	-
Government loan	222	222	-	-	-
Metals contract liability	34,123	12,236	21,887	-	-
Projected pension contributions	5,196	930	1,709	1,836	721
Decommissioning provision	20,155	-	-	-	20,155
Other long-term liabilities	1,765	-	741	456	568
	$108,044	$45,950	$38,358	$2,292	$21,444

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	March 31, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$1,945	$1,945	$-	$-	$-
Other long-term liabilities	1,197	-	741	456	-
	$3,142	$1,945	$741	$456	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 5% to 20% applied during the period:

	Three-month	Year
	period ended	ended
	March 31,	December 31,
	2023	2022

Lease liabilities, beginning of period	$3,142	$4,774
Additions	-	720
Lease principal payments	(581)	(2,352)
Lease interest payments	(48)	(1,040)
Accretion on lease liabilities	629	1,040
Lease liabilities, end of period	$3,142	$3,142

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

Page | 15

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(1)	Interest rate risk

The Company is subject to interest rate risk of the 3 months U.S. LIBOR rate plus 7% per annum from Cosalá Operations’ advance payments of concentrate, the 1 month U.S. SOFR rate plus 4% per annum from Galena Complex's advance payments of concentrate, and the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at March 31 2023, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at March 31, 2023
	CAD	MXN

Cash and cash equivalents	$27	$1,347
Trade and other receivables	45	1,954
Trade and other payables	2,318	13,832

As at March 31, 2023, the CAD/USD and MXN/USD exchange rates were 1.35 and 18.11, respectively. The sensitivity of the Company’s net income (loss) and other comprehensive income (loss) due to changes in the exchange rates for the three-month period ended March 31, 2023 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$393	$789
Other comprehensive loss	27	(12)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at March 31, 2023 and December 31, 2022, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the three-month periods ended March 31, 2023 and 2022, the Company did not settle any non-hedge foreign exchange forward contracts.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2023 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.6 million (December 31, 2022: $0.6 million).

As at March 31, 2023 and December 31, 2022, the Company does not have any non-hedge commodity forward contracts outstanding. During the three-month periods ended March 31, 2023 and 2022, the Company did not settle any non-hedge commodity forward contracts.

Page | 16

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the three-month period ended March 31, 2023 was nil (2022: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the three-month period ended March 31, 2023 was a gain of $0.1 million (2022: gain of $0.1 million).

b.   Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•	Convertible debenture and promissory note: The principal portion of the convertible debenture and promissory note are initially measured at fair value and subsequently carried at amortized cost.
•
Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

Page | 17

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	March 31,	December 31,
	2023	2022

Level 1
Cash and cash equivalents	$3,393	$1,964
Restricted cash	4,190	4,139

Level 2
Trade and other receivables	9,656	11,552
Derivative instruments	868	991
Metals contract liability	34,123	30,989

Amortized cost
Pre-payment facility	2,250	-
Promissory note	2,500	2,500
Government loan	222	222
RoyCap convertible debenture	9,852	9,621

20.  Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sales of concentrates for the three-month periods ended March 31, 2023 and 2022 were earned in Mexico and the United States. The following segmented information is presented as at March 31, 2023 and December 31, 2022, and for the three-month periods ended March 31, 2023 and 2022. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

	As at March 31, 2023					As at December 31, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$1,752	$984	$475	$182	$3,393	$317	$204	$717	$726	$1,964
Trade and other receivables	5,916	3,694	1	45	9,656	3,921	7,593	-	38	11,552
Inventories	6,364	2,771	592	-	9,727	5,390	2,727	718	-	8,835
Prepaid expenses	744	690	746	349	2,529	745	1,232	452	601	3,030
Restricted cash	151	53	3,986	-	4,190	141	53	3,945	-	4,139
Property, plant and equipment	51,525	73,194	37,064	714	162,497	52,141	70,479	37,927	752	161,299
Total assets	$66,452	$81,386	$42,864	$1,290	$191,992	$62,655	$82,288	$43,759	$2,117	$190,819

Trade and other payables	$14,869	$6,445	$3,224	$3,173	$27,711	$12,861	$8,029	$2,658	$3,512	$27,060
Derivative instruments	-	-	-	868	868	-	-	-	991	991
Shares pending issuance from retraction	-	-	-	502	502	-	-	-	-	-
Pre-payment facility	-	2,250	-	-	2,250	-	-	-	-	-
Other long-term liabilities	-	1,173	-	592	1,765	-	1,192	-	623	1,815
Metals contract liability	-	-	-	34,123	34,123	-	-	-	30,989	30,989
RoyCap convertible debenture	-	-	-	9,852	9,852	-	-	-	9,621	9,621
Promissory note	-	-	-	2,500	2,500	-	-	-	2,500	2,500
Government loan	-	222	-	-	222	-	222	-	-	222
Post-employment benefit obligations	-	7,487	-	-	7,487	-	6,969	-	-	6,969
Decommissioning provision	2,276	5,941	4,190	-	12,407	2,070	5,603	4,042	-	11,715
Deferred tax liabilities	371	-	-	-	371	348	-	-	-	348
Total liabilities	$17,516	$23,518	$7,414	$51,610	$100,058	$15,279	$22,015	$6,700	$48,236	$92,230

Page | 18

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month period ended March 31, 2023					Three-month period ended March 31, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$11,012	$11,009	$72	$-	$22,093	$16,111	$10,297	$28	$-	$26,436
Cost of sales	(7,582)	(9,897)	(305)	-	(17,784)	(7,859)	(8,695)	(65)	-	(16,619)
Depletion and amortization	(1,955)	(2,150)	(973)	(39)	(5,117)	(1,763)	(2,144)	(1,814)	(39)	(5,760)
Care and maintenance costs	-	(111)	(1,025)	-	(1,136)	-	(188)	(1,135)	-	(1,323)
Corporate general and administrative	-	-	-	(2,351)	(2,351)	-	-	-	(2,649)	(2,649)
Exploration costs	(119)	(514)	(22)	-	(655)	(434)	(571)	(81)	-	(1,086)
Accretion on decommissioning provision	(49)	(53)	(39)	-	(141)	(38)	(29)	(17)	-	(84)
Interest and financing expense	(65)	(64)	(620)	(1,581)	(2,330)	(27)	(14)	(159)	(827)	(1,027)
Foreign exchange gain (loss)	(493)	-	-	42	(451)	62	-	-	648	710
Loss on metals contract liability	-	-	-	(2,554)	(2,554)	-	-	-	(2,752)	(2,752)
Other gain on derivatives	-	-	-	92	92	-	-	-	22	22
Gain on government loan forgiveness	-	-	-	-	-	-	4,277	-	-	4,277
Income (loss) before income taxes	749	(1,780)	(2,912)	(6,391)	(10,334)	6,052	2,933	(3,243)	(5,597)	145
Income tax expense	(190)	-	-	-	(190)	(441)	-	-	-	(441)
Net income (loss) for the period	$559	$(1,780)	$(2,912)	$(6,391)	$(10,524)	$5,611	$2,933	$(3,243)	$(5,597)	$(296)

c.   Major customers

For the three-month period ended March 31, 2023, the Company sold concentrates and finished goods to two major customers accounting for 50% of revenues from Cosalá Operations and 50% of revenues from Galena Complex (2022: one major customer accounting for 99% of revenues from Cosalá Operations and Galena Complex).

21.  Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.9 million (MXN 196.8 million), of which $4.7 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.2 million (MXN 94.6 million) of their original reassessment. The remaining $5.6 million (MXN 102.2 million) consists of $4.7 million (MXN 84.4 million) related to transactions with certain suppliers and $1.0 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.7 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at March 31, 2023, the accrued liability of the probable obligation was $1.0 million (December 31, 2022: $1.0 million).

22.  Subsequent events

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Cosalá Operations and Galena Complex. The royalty reduces to 0.2% on attributable production from the Cosalá Operations and Galena Complex after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

Page | 19